Exhibit 21.01

Schedule of Subsidiaries

Name	State of Organization
Conectiv LLC (formerly iGenius, LLC)	Utah
iGenius Global LTD	Ireland
Investview Financial Group Holdings, LLC	Delaware
Opencash Finance, Inc.	Delaware
Opencash Securities, LLC	Delaware
Investview MTS, LLC	Delaware
SAFETek LLC	Utah
myLife Wellness Company	Delaware
myLife Wellness LLC	Delaware
Goldman’s Pharmaceuticals LLC	Pennsylvania
ELRT Technologies, LLC(1)	Pennsylvania
AF Enterprise Holdings, LLC(2)	Delaware
Renu Laboratories LLC	Delaware

(1)	Investview, Inc. owns 50% of the ownership interests in ELRT Technologies, LLC
(2)	Investview, Inc. owns 80% of the ownership interests in AF Enterprise Holdings, LLC